SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                            (Name of Subject Company)

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   225233 10 5
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                        Mr. Gary J. Havens President and
                             Chief Executive Officer
                    106 Fort Street, Buffalo, Wyoming, 82834
                                 (307) 684-5591
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                           Jennifer E. Martella, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                                     AMOUNT OF
VALUATION*: $6,387,500                          FILING FEE: $809.30
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 350,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $18.25 per share in cash.

[ ]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid:   _____________. Filing Party: _____________.
     Form or Registration No.: _____________. Date Filed:   _____________.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.         [X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Crazy Woman Creek Bancorp Incorporated, a Wyoming corporation, to purchase up to 350,000 shares of its common stock, par value $0.10 per share. Crazy Woman Creek Bancorp Incorporated is offering to purchase these shares at a price not greater than $18.25 nor less than $16.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Crazy Woman Creek Bancorp Incorporated's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1.           SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer of the securities to which this Schedule TO relates is Crazy Woman Creek Bancorp Incorporated, a Wyoming corporation (the "Corporation"), and the address of its principal executive office and its mailing address is 106 Fort Street, Buffalo, Wyoming 82834. The telephone number of its principal executive offices is (307) 684-5591.

         (b) Securities. This Schedule TO relates to the offer by the Corporation to purchase up to 350,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.10 per share (the "Shares"), 816,898 of which Shares were issued and outstanding as of September 30, 2003.

         (c) Trading Market and Price. The information set forth in the Offer to Purchase under the captions "Summary" and "The Offer
                  - 7. Price Range of Shares; Dividends" is incorporated herein by reference.

         (d) Dividends. The information set forth in the Offer to Purchase under the caption "The Offer - 7. Price Range of Shares; Dividends" is incorporated herein by reference.

         (e)      Prior Public Offerings. Not applicable.

         (f)      Prior Stock Purchases. Not applicable.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The Corporation is the only filing person. The information set forth under Item 2(a) above is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Corporation is incorporated herein by reference.

         (b)      Business and Background of Entities.

                           The  Corporation  is organized  under the laws of the
                  State of Wyoming. It was incorporated in December 1995 at the direction of Buffalo Federal Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On March 29, 1996, the Bank completed the Conversion and became a wholly owned subsidiary of the Corporation. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Corporation conducts no significant business or operations of its own, other than holding all of the outstanding stock of the Bank.

                           The Bank is a federally  chartered stock savings bank
                  headquartered in Buffalo, Wyoming and is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation ("SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Seattle, which is one of the 12 regional banks in the FHLB System.

                           The  Bank   operates  a   traditional   savings  bank
                  business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

                           The   Corporation  has  not  been  convicted  of  any
                  criminal act during the past five years. Further, the Corporation has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgement, order or final decree enjoining the Corporation from any future violations of, or prohibiting activities subject to, any federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

         (c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Corporation is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: "Summary," "Special Factors - 8. Federal Income Tax Consequences," "The Offer - 1. Number of Shares; Price; Priority of Purchase," "The Offer - 2. Procedures for Tendering Shares," "The Offer - 3. Withdrawal Rights," "The Offer - 4. Purchase of Shares and Payment of Purchase Price," "The Offer - 5. Conditional Tender Procedures," "The Offer -
                  6. Conditions of Our Offer," and "The Offer - 12. Extension of Our Offer; Termination; Amendment."

         (b) Purchases. The information set forth in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

         (c) Different Terms. There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

         (d) Appraisal Rights. The holders are not entitled to appraisal rights. See "The Offer - 2. Procedures for Tendering Shares" in the Offer to Purchase.

         (e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Corporation.

         (f) Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)      Transactions. Not applicable.

         (b)      Significant Corporate Events. Not applicable.

         (c)      Negotiations or Contacts. Not applicable.

         (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

         (c)      Plans.

                  1. The information set forth in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 5. Our Plans After the Offer" is incorporated herein by reference.

                  2. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries.

                  3. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of the Corporation.

                  4. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any change in the present board of directors or management of the Corporation.

                  5. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any other material change in the Corporation's corporate structure or business.

                  6. The information set forth in the Offer to Purchase under the caption "The Offer - 10. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act" is incorporated herein by reference.

                  7. Not applicable. The Shares are the Corporation's only outstanding class of equity securities and are currently eligible for termination of registration under Section 12(g)(4) of the Exchange Act, without taking into account any effect of the proposed tender offer.

                  8.       Not applicable. The Shares are registered pursuant to
                           Section 12 of the Exchange Act.

                  9. Not applicable. There are no plans, proposals or negotiations that relate to or would result in the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation.

                  10. Not applicable. There are no plans, proposals or negotiations that relate to or would result in any changes in the Corporation's articles of incorporation or bylaws or other actions that could impede the acquisition of control of the Corporation.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "The Offer - 8. Source and Amount of Funds" is incorporated herein by reference.

         (b) Conditions. There are no conditions to the financing discussed in response to paragraph (a) of this Item 7. There are no alternative financing arrangements or alternative financing plans.

         (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

         (d) Borrowed Funds. No part of the funds required for the Offer is expected to be borrowed.

ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in Schedule I to the Offer to Purchase regarding the beneficial ownership of directors and executive officers of the Corporation is incorporated herein by reference.

         (b) Securities Transactions. The information contained in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

         (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption "The Offer - 13. Fees and Expenses" is incorporated herein by reference.

ITEM 10.          FINANCIAL STATEMENTS.

         (a) Financial Information.

                  (1) The audited financial statements for the Corporation for the fiscal years ended September 30, 2002 and 2001 are incorporated herein by reference to Exhibit 13 of the Corporation's Annual Report on Form 10-KSB for the Year Ended September 30, 2002.

                  (2) The unaudited financial statements for the Corporation included in Part I, Item I of the Corporation's Form 10-QSB for the quarter ended June 30, 2003 are incorporated herein by reference.

                  (3) Ratio of Earnings to Fixed Charges. Not applicable. There are no securities being registered.

                  (4) Book Value. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

         (b) Pro Forma Information.

                  (1) Pro Forma Balance Sheet at June 30, 2003 and September 30, 2002. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

                  (2) Pro Forma Statement of Income and Earnings Per Share for the Year Ended September 30, 2002 and for the Quarter Ended June 30, 2003. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

                  (3) Pro Forma Book Value at June 30, 2003 and September 30, 2002. The information set forth in the Offer to Purchase under the caption "The Offer-9. Information About Us and the Shares" is incorporated herein by reference.

         (c) Summary Information. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Information About Us and the Shares" is incorporated herein by reference.

ITEM 11.          ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

         (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

ITEM 12.          EXHIBITS.

         (a)(1)   Offer to  Purchase,  dated  October 3, 2003.
         (a)(2)   Letter of Transmittal.
         (a)(3)   Notice of Guaranteed Delivery.
         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
         (a)(5)   Letter   from   Brokers,  Dealers,  Commercial  Banks,   Trust
                  Companies and Other Nominees to their Clients.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(7)   Letter  to  Shareholders  of the Corporation, dated October 3,
                  2003, from  Gary J. Havens,  President  and  Chief   Executive
                  Officer.
         (a)(8) Text of Press Release issued by the Corporation, dated October 3, 2003.
         (b)      Not  applicable.
         (c) Opinion of Financial Advisor, incorporated by reference to Exhibit (a)(1), attached at Exhibit I thereto.
         (d)      Not applicable.
         (g)      Not applicable.
         (h)      Not applicable.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Purposes. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

         (b) Alternatives. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

         (c) Reasons. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" is incorporated herein by reference.

         (d) Effects. The information contained in the Offer to Purchase under the captions "Special Factors - 6. Effects of the Offer," "Special Factors-8. Federal Income Tax Consequences," "The Offer - 9. Information About Us and the Shares" and "The Offer - 10. Effects of Our Offer on the Market for Our Shares; Registration Under the Exchange Act" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION.

         (a) Fairness. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the captions "Special Factors - 3. Fairness of the Offer" and "Special Factors - 4. Opinion of Financial Advisor" is incorporated herein by reference.

         (c)      Approval of Security Holders. Not applicable.

         (d)      Unaffiliated Representative. Not applicable.

         (e) Approval of Directors. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer," "Special Factors - 2. Purposes of and Reasons for the Offer" and "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

         (f) Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer" and "Special Factors - 4. Opinion of Financial Advisor" is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions "Special Factors - 1. Background of the Offer" and "Special Factors - 4. Opinion of Financial Advisor" is incorporated herein by reference.

         (c) Availability of Documents. Not applicable. Opinion has been included as Exhibit I to the Offer to Purchase.

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the Offer to Purchase under the caption "Special Factors - 7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

         (e) Recommendations of Others. The information contained in the Offer to Purchase under "Special Factors - 1. Background of the Offer" is incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2003


                                   CRAZY WOMAN CREEK BANCORP INCORPORATED



                                   By:  /s/Gary J. Havens
                                        ----------------------------------------
                                        Gary J. Havens
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit No.                Description

(a)(1)                     Offer to Purchase, dated October 3, 2003.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(6)                     Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.

(a)(7) Letter to Shareholders of the Corporation, dated October 3, 2003, from Gary J. Havens, President and Chief Executive Officer.

(a)(8) Text of Press Release issued by the Corporation, dated October 3, 2003.